UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Stonecipher, Harland Cecil
   Rt. 1, Box 39
   Centrahoma, OK  74534
   USA
2. Issuer Name and Ticker or Trading Symbol
   Pre-Paid Legal Services, Inc.
   PPD
3. IRS or Social Security Number of Reporting Person (Voluntary)
   441 40 2505
4. Statement for Month/Year
   June 6, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |      |    | |                  |   |           |1,151,525          |D(1)  |                           |
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                           |      |    | |                  |   |           |18,848             |I     |By ESOP Trust              |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Stock Option - Right t|24.20   |5/31/|J   |V|100,000    |A  |(3)  |5/31/|Common      |100,000|       |            |D  |            |
o Buy                 |        |02   |    |(|           |   |     |07   |            |       |       |            |   |            |
                      |        |     |    |2|           |   |     |     |            |       |       |            |   |            |
                      |        |     |    |)|           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) These shares are held jointly with the reporting person's spouse. The reporting person's spouse is also a director of the Issuer.
(2) These securities were acquired through participation in the Issuer's Stock Option Plan approved by
Shareholders on May 31, 2002. These transactions are exempt under old Rule 16a-8(b).
(3) These options were granted and are immediately exercisable as to 25,000 and will vest in additional increments of 25,000 on June 1st, September 1st, and December 1st during grant year.
DATE
June 6, 2002